f4kycn110309con.txt

Exhibit 99.1 Description of the Transaction

       On February 1, 2011, Contran Corporation ("Contran Corporation")

commenced a tender offer for up to 2,600,000 shares of common stock, par value

$0.01, of the issuer at a price of $6.50 net per share in cash, without interest and less applicable withholding taxes. The tender offer expired at 5:00 p.m.,

New York City time, on March 8, 2011.  According to Computershare Trust Company,

N.A., the depositary for the tender offer, as of the expiration of the tender offer, 1,623,798 shares of the issuer's common stock had been validly tendered and not withdrawn pursuant to the tender offer.  Contran accepted for purchase pursuant to the terms of the tender offer all of the shares that were validly tendered and not withdrawn in the tender offer.